April 15, 2005


                                                       direct dial: 817.420.8209
                                                               vrew@winstead.com

                                                       direct dial: 817.420.8225
                                                            jhoover@winstead.com

VIA FEDERAL EXPRESS
Ms. Maryse Mills-Apenteng
Division of Corporate Finance
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Reponse to Comments Received from the Staff of the Commission with respect to the Schedule 13E-3 filed March 7, 2005 (File No. 5-37771), the Schedule 14A filed March 7, 2005 (File No. 0-09574), and the Form 10-KSB filed March 4, 2005 (File No. 0-09574), of United Systems Technology, Inc.

Dear Ms. Mills-Apenteng:

         As legal counsel to United Systems Technology, Inc. (the "Company"), this letter sets forth the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated April 5, 2005 (the "Comment Letter") with respect to the above-referenced Schedule 13E-3 (the "Schedule 13E-3"), Schedule 14A (the "Schedule 14A"), and Form 10-KSB (the "Form 10-KSB"). Enclosed herewith is a clean and one black-lined copy of Amendment No. 1 to the Schedule 14A (the "Amendment"), which, in response to the Comment Letter, includes revisions to the Schedule 14A. Also enclosed is a copy of the Company's acknowledgment letter in response to the request contained on the last page of the Comment Letter.

         For the convenience of the Staff, we have set forth below, in boldface type, the number of each comment in the Comment Letter followed by the Company's responses thereto. After each of our responses below, we have also provided the citations from each comment in the Comment Letter.

Schedule 13E-3

1. The Company acknowledges that the four individuals listed in Item 3(a) of the Schedule 13E-3 are considered "affiliates" of the Company (as such term is defined in Rule 13e-3(a)(1) of the Securities Exchange Act of 1934 (the "Exchange Act")). Two of these individuals, Thomas E. Gibbs and Randall L. McGee, are officers and directors of the Company with the other two individuals, Scott A. Burri and Earl H. Cohen, being directors of the Company only. The Company did not consider these individuals to be separate "filing-persons" with respect to the Schedule 13E-3 requirements because none of them are, or have been, engaged in the going private transaction. We have reviewed Section II.D.3 of your Current Issues Outline, as well as the adoptive release for Rule 13e-3 (SEC Release No. 34-17719, including Q&A No. 5 thereof), and believe that the information contained therein supports our conclusions above. As discussed below and in the Proxy Statement, the four individuals referenced above will not be receiving any consideration, monetary or otherwise, as a result of the going private transaction and their ownership interests in the Company will not be materially altered as a result of such transaction.

         [SECTION II.D.3 OF CURRENT ISSUES OUTLINE]

Schedule 14A

General

2. Your comment is duly noted. The Company will take the application of Rule 14a-12 into consideration with respect to future proxy solicitations.

         [RULE 14A-12]

3.   We have revised the disclosure as requested.

4.   We have revised the disclosure as requested.

         [RULE 13E-3(E)(1)(III)]

5. We have moved the Summary Term Sheet so that it begins on the second page of the Proxy Statement.

         [INSTRUCTION 1 TO ITEM 1001 OF REG. M-A]

6. We have revised the disclosure as requested. The matters cited in your comment as proposals 1, 2, and 3 are now referred to within the Proxy Statement as "Measure 2," "Measure 3," and "Measure 1," respectively.

General Information

7.   We  have  revised  the  disclosure  as  requested.   Shareholders  are  now
     instructed to submit their Proxy Cards by close of business on the day before the Annual Meeting of Shareholders.

Voting Rights and Vote Required, page 2

8. We have revised the disclosure as requested. We also understand that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A.

         [ITEM 4(A)(3) OF SCHEDULE 14A; RULE 14A-6(B) AND (C)]

9.   We have revised the disclosure as requested.

         [ITEM 21(B) OF SCHEDULE 14A]

10. We have revised the disclosure as requested. A more detailed discussion of the treatment of shareholders holding Common Stock in street name through a nominee now appears under "SPECIAL FACTORS- Effects of the Reverse/Forward Stock Split - Effects on Shareholders with Less than 10,000 Shares of Common Stock" and "SPECIAL FACTORS- Effects of the Reverse/Forward Stock Split - Effects on Shareholders with 10,000 or More Shares of Common Stock."

     In addition, please note that the statement regarding the Company's intention "treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names" is not intended to mean that the Company will consolidate those different record ownerships for purposes of effecting the reverse stock split. Any consolidation efforts must be pursued by the shareholders or their nominees; the Company will not be involved in any such efforts.

Summary Term Sheet, page 5

11. We have revised the Summary Term Sheet to include discrete subheadings for each topic and to uniformly use bullet points to summarize the relevant information. However, it is the Company's preference not to incorporate a question and answer format.

         [ITEM 1001 OF REG. M-A; RULE 421; RULE 14A-5(A)]

12. We have revised the disclosure as requested. Also, the Proxy Statement already explains how the cash consideration to be paid for fractional shares will be determined. Each shareholder deemed to hold fractional shares after the reverse stock split (I.E., a shareholder owning less than 10,000 shares prior to the reverse stock split) will receive cash in the amount of $.0675 per share held by such shareholder prior to the reverse stock split.

         [ITEM 1001 OF REG. M-A]

13.  We have revised the disclosure as requested.

14. We have revised the disclosure to more clearly specify the timing of the Reverse/Forward Stock Split and the shareholders' options in connection therewith. We have similarly revised the related discussion under "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split." The Company will establish the Effective Date (as defined in the Proxy Statement) of the Reverse/Forward Stock Split as the record date for determining which shareholders will be cashed out and which shareholders will continue to own shares following the Reverse/Forward Stock Split. Shareholders desiring to change their status before the Reverse/Forward Stock Split takes effect must do so prior to such date, with the Company recommending that any such change be completed by the close of business on the day immediately preceding the Effective Date.

Special Factors

Reasons for the Reverse/Forward Stock Split, page 9

15. We have revised the disclosure as requested to clarify the distinction between the anticipated annual and one-time cost savings. The table provided in the Proxy Statement only details annual cost savings, and omits the one-time cost savings otherwise attributable to the Company's preparing for future compliance with Section 404 of SOX.

16. We have revised the disclosure as requested to clarify the two reasons (or combination thereof) for the Company's inability to realize many of the benefits/opportunities that typically accrue to public companies. Such reasons are (i) the limited liquidity and low market price of the Company's Common Stock, and (ii) the Company's relatively small size. It should be noted that the Company has had few occasions to use its Common Stock for any of the objectives specified under ""SPECIAL FACTORS - Reasons for the Reverse/Forward Stock Split - Inability to Realize Benefits Associated with Public Company Status."

17. In response to your comment, we have added a new subsection entitled "Timing" under "SPECIAL FACTORS - Reasons for the Reverse/Forward Stock Split."

         [ITEM 1013(C) OF REG. M-A]

Effects of the Reverse/Forward Stock Split, page 13

18. We have revised the disclosure as requested. As indicated in this disclosure, neither beneficial holders nor record holders of 10,000 or more shares would be cashed out as a result of the Reverse/Forward Stock Split (unless they appropriately sold or divided their holdings).

Alternatives Considered by the Board of Directors, page 16

19. We have revised the disclosure as requested. Only one of the alternatives considered (I.E., the issuer tender offer) was deemed to be a viable option for the Company warranting further analysis into the associated costs of such alternative. This should explain why the Proxy Statement, as revised, only quantifies the costs associated with the issuer tender offer alternative. As you will note, the estimated costs for effecting an issuer tender offer were two to three times the estimated costs for effecting the Reverse/Forward Stock Split (see "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Sources of Funds and Expenses").

Fairness of the Transaction, page 17

20. We have made some revisions to the fairness discussion. However, we have not omitted the discussion of fairness as to affiliated shareholders. The point we are trying to make is that all shareholders are treated the same by the Reverse/Forward Stock Split, whether they are affiliated or unaffiliated. The only determining factor is the number of shares a shareholder owns. In this case, all of the Company's affiliated shareholders happen to own 10,000 or more shares of Common Stock and, therefore, would continue to hold such shares after the Reverse/Forward Stock Split (unless they appropriately sold or divided their holdings). However, any affiliated shareholders owning less than 10,000 shares would be cashed out by the Reverse/Forward Stock Split (unless they appropriately bought or consolidated their holdings).

     In addition, we note that Instruction 2 to Item 1013 of Reg. M-A requires that a discussion of the "Effects" of the going-private transaction include "a reasonably detailed discussions of both the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated security holders." While we have addressed this requirement under "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split," we think such requirement also warrants a discussion of the fairness of the transaction as to both affiliated and unaffiliated shareholders.

         [ITEM 1014(A) OF REG. M-A; Q&A NO. 19 IN EXCHANGE ACT
          RELEASE NO. 34-17719]

21. We have revised this disclosure to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including an explanation of the Board of Directors' decision to not consider certain of those factors or to deem certain of those factors irrelevant in the context of this particular going private transaction.

         [INSTRUCTION 2 TO ITEM 1014 OF REG. M-A; EXCHANGE ACT RELEASE 17719]

22. We have revised the disclosure as requested. As a clarification regarding the two directors who have been deemed to be independent, we have considered such directors' independence in accordance with the definition of "independent director" used by the New York Stock Exchange (NYSE). Specifically, Rule 303A.02 of the NYSE Listed Company Manual provides as follows:

               No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

         Rule 303A.02 then lists five categories of persons that shall not be considered independent directors. In the opinion of the Company's Board of Directors, considering all relevant facts and circumstances, Scott Burri and Earl Cohen do not have a material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and such individuals do not fall within any of the five categories of persons not considered to be independent directors under Rule 303A.02. In fact, the only relationship between these individuals and the Company is through their directorships.

         [ITEM 1014(E) OF REG. M-A]

23. We have revised the disclosure as requested, including a more detailed explanation of why the Board of Directors decided not to rely on the procedural safeguards identified in Items 1014(c) and (d) of Regulation M-A.

         [ITEM 1014(C) AND (D) OF REG. M-A]

24. We have deleted the statement that the Board of Directors was "not obligated to take any of these actions." Shareholder approval is required under Iowa law to effectuate the reverse stock split (specifically, the amendment to the Company's Articles of Incorporation). The key point here is that under Iowa law, unlike the law of many other states, the approval of a majority of the outstanding shares is not required to effect an amendment to articles of incorporation. Instead, Iowa law requires a majority of the outstanding shares to form a quorum, and then requires the approval of a majority of such quorum in order to effect an amendment to articles of incorporation. Finally, we have not revised the disclosure to address a situation where the proposed going private transaction is not approved because, as a matter of state corporate law, such transaction cannot go forward without the necessary shareholder approval.

25.  Please see our response to Item 20 above.

Factors in Support of the Reverse/Forward Stock Split, page 18

26. In benchmarking the cash out price against current and historical market prices, the Board of Directors examined the weighted averages of such current and historical market prices. One reason for this approach is the relatively low trading volume that has historically existed for the Common Stock. Without using weighted averages, individual market prices could serve as outliers and disproportionately affect the analysis. It should be noted that W&T used a similar weighted average approach in the Valuation.

     Regarding your assertion that the Common Stock traded at a price in excess of $.07 per share for much of the year, we respectfully disagree. Our records indicate that during the one year period immediately preceding the filing of the preliminary Proxy Statement (I.E., March 4, 2004 through March 3, 2005) the price of the Common Stock (rounded to the nearest cent) over the relevant 251 trading days closed (i) above $.07 per share on 39 of those days, (ii) at $.07 per share on 112 of those days, and (iii) below $.07 per share on 100 of those days.

27. We have not revised our disclosure to discuss the impact of the limited liquidity of the Common Stock on shareholders' ability to control their decision to remain as shareholders or liquidate their holdings. We acknowledge that there is limited liquidity in the Common Stock. However, shareholders desiring to remain as shareholders do not have to buy an inordinate number of shares in order to effect their decision. At the extreme end of the spectrum, a shareholder owning 1 share would have to buy 9,999 shares (for a total cost of $699.93, assuming a current market price of $.07) in order to remain a shareholder after the Reverse/Forward Stock Split. This logic does not necessarily apply in the converse, as a shareholder desiring to liquidate his/her holdings may have difficulty selling a sufficient number of shares. However, such shareholder should be able to divide his/her holdings into multiple, separate accounts of 9,999 shares or less. Moreover, the fact that the market price for the Common Stock has remained relatively stable since the initial filing of the preliminary Proxy Statement (despite above-average trading volumes over that same period) would appear to indicate that supply and demand for the Common Stock are similarly stable.

Factors Not in Support of the Reverse/Forward Stock Split, page 20

28.  We have revised the disclosure as requested.

Valuation of W&T, page 22

29.  We have revised the disclosure as requested.

30. We have revised our disclosure regarding the Discounted Future Net Cash Flow Method to identify W&T's Company site visit and interview with the Chief Financial Officer of the Company as the first step. We have also revised the third step (formerly the second step), as requested, to indicate that the Board of Directors did not, independent of its review of the valuation report of W&T (the "Valuation Report"), review the forecast of anticipated future net cash flow through the year 2010 independently developed by W&T. However, the Board of Directors did review the initial draft of the Valuation Report, dated February 11, 2005, and the final draft of the Valuation Report, dated March 3, 2005, both of which relied on such forecast. The Company's management did not assist W&T in developing the forecast referenced above and did not provide W&T with any forward looking data. Furthermore, all information (all of which was publicly available information) used by W&T in formulating its forecast is listed in bullet points under this section of the Proxy Statement.

31. We have revised the disclosure as requested. We have also considered filing the Valuation as an appendix to the Schedule 14A, but have decided to omit such appendix as the Valuation is already publicly available as an attachment to the Schedule 13E-3 and, being in excess of 60 pages in length, would cause the Company to incur unnecessary printing and mailing expenses.

32.  We have revised the disclosure as requested.

Deliberations of the Board of Directors, page 25

33.  We have revised the disclosure as requested.

34.  We have revised the disclosure as requested.

35. The disclosure regarding the meeting of the Board of Directors on January 20, 2005 indicates that W&T was engaged to provide the Valuation on January 21, 2005.

36. We understand that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the Company or any affiliates from a third party and materially related to the going-private transaction, constitutes a separate Item 1015 report that must be described in detail in the Proxy Statement and filed as an exhibit to the Schedule 13E-3. In this case, the initial draft and the final version of the Valuation provided by W&T were virtually identical, with the exception of a "Draft" watermark appearing on the initial draft. As a result, and to prevent the Schedule 13E-3 and its attachments from being unnecessarily lengthy, we decided to only attach the final version of the Valuation. As you will see, we have also added language to the disclosures under "SPECIAL FACTORS - Fairness of the Transaction - Valuation of W&T" and "SPECIAL FACTORS - Fairness of the Transaction - Deliberations of the Board of Directors" to clarify that there are no material differences between the initial draft and the final version of the Valuation. Also, as indicated under Item 30 above, no other materials prepared by W&T were delivered to the Board of Directors. Furthermore, neither W&T nor any other third party was engaged by the Company to render an opinion regarding the fairness of the going private transaction. Therefore, there are no written materials relating to any such opinion.

         [ITEM 1015 OF REG. M-A;  CHARLES L. EPHRAIM (SEPT.  30, 1987);
          IN RE MEYERS PARKING SYSTEM,  RELEASE NO. 34-26069 (SEPT.  12, 1988)]

Summary Financial Information, page 28

37. With respect to the information required by Item 13 of Schedule 14A, we intend to rely upon Item 13(b)(2) of Schedule 14A to incorporate the required information by reference. Accordingly, the Company will be delivering the information incorporated by reference in the Proxy Statement (I.E., the Company's entire Annual Report on Form 10-KSB for the year ended December 31, 2004) to its shareholders at the same time as it delivers the Proxy Statement to its shareholders.

         [ITEM 13 OF SCHEDULE 14A]

Additional Information Regarding the Reverse/Forward Stock Split, page 29

38. We have eliminated the statement that this discussion is included for general information only. The revised statement now indicates that this discussion is a summary of certain United States federal income tax consequences relating to the Reverse/Forward Stock Split. Please note that the original statement was intended to reflect the fact that the Proxy Statement's discussion of material federal income tax consequences is not necessarily specific to each individual shareholder, as the Company cannot feasibly address the specific tax situations confronted by each of its shareholders. The original statement was not intended to suggest that the Company's shareholders may not rely on such discussion of material federal income tax consequences.

Appraisal Rights, page 31

39. We have revised the disclosure as requested.

         [ITEM 3 OF SCHEDULE 14A]

Interests of Certain Persons in Matters to be Acted Upon, page 33

40. We are unclear as to the application of this comment, as the Company is not engaging in a merger. Furthermore, the Company's directors and executive officers will not be receiving any merger consideration or cash consideration as a result of the Reverse/Forward Stock Split.

Sources of Funds, page 34

41. We have revised the disclosure as requested.

         [ITEM 1007(B) OF REG. M-A]

Committees and Meetings of the Board of Directors; Incumbent Directors, page 40

42. We have revised the disclosure as requested.

         [ITEM 7(D)(2) OF SCHEDULE 14A]

43. Please see our response to Item 22 above.

         [ITEM 7(D)(2)(II)(D) OF SCHEDULE 14A]

Other Business, page 46

44. We understand that, pursuant to Rule 14a-4(c) of the Exchange Act, the Company may not use discretionary authority conferred with the Proxies to vote upon matters not known to the Company at the time of this Proxy Statement, but which come to the Company's attention a reasonable time for the Annual Meeting of Shareholders. The intent of this disclosure regarding discretionary authority was for such authority to cover previously unknown matters that may arise for the first time at the Annual Meeting of Shareholders.

         [RULE 14A-4(C)]

         Should any member of the Staff have any questions or additional comments regarding the Amendment or the responses to the Staff's Comment Letter set forth above, please do not hesitate the call the undersigned at (817) 420-8209 or (817) 420-8225, respectively.

                                                     Sincerely,

                                                     Vernon E. Rew, Jr.




                                                     Justin A. Hoover

VER:jah
Enclosures

cc:      Barbara C. Jacobs (w/ encl.)
         Assistant Director, Division of Corporate Finance, SEC

         Thomas E. Gibbs (w/ encl.)
         Randall L. McGee (w/ encl.)